# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Opus Genetics, Inc., CIK 0001228627
CUSIP: 67577R102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8 Davis Drive, Suite 220, Durham, North Carolina (NC), 27713
Date of event which requires filing of this statement: 12/09/2025
Filed by CIK 0002042266
Persons authorized to receive notices and communications: Russell Kelley, Managing Dir., Foundation Fighting Blindness RD Fund, 223 S. West Street, Suite 900, Raleigh, North Carolina (NC), 27603, (919) 610-2064

## Reporting persons
- Foundation Fighting Blindness Retinal Degeneration Fund (CIK 0002042266): type of reporting person: corporation (CO), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,492,171; sole dispositive power 0; shared dispositive power 5,492,171; aggregate amount beneficially owned 5,492,171 (8% of the class)
  Comment: Percent of class represented in Row (11) is based on 68,964,208 shares of common stock, $0.0001 par value per share (the "Common Stock") of Opus Genetics, Inc., a Delaware corporation (the "Issuer") outstanding as of November 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2025.
- Foundation Fighting Blindness, Inc. (CIK 0002042532): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,492,171; sole dispositive power 0; shared dispositive power 5,492,171; aggregate amount beneficially owned 5,492,171 (8% of the class)
  Comment: Percent of class represented in Row (11) is based on 68,964,208 shares of the Issuer's Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Opus Genetics, Inc.
Address of issuer's principal executive offices: 8 Davis Drive, Suite 220, Suite 200, Durham, North Carolina (NC), 27713
Comment: This Amendment No. 2 on Schedule 13D amends the statement on Schedule 13D, dated October 29, 2024, which was amended on Schedule 13D/A dated March 6, 2025, which relates to the Common Stock of the Issuer, filed by the Reporting Persons. This Amendment No. 2 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Persons as a result of selling shares of the Issuer's Common Stock on December 9, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5492171 - 8%
Number of shares as to which each person has sole or shared power to vote or dispose: 5492171
Transactions in the class effected during the past sixty days: Reference is made to the Form 4 filed by the Reporting Persons on December 11, 2025 with the SEC pursuant to Section 16 of the Act and is available on the SEC's website at www.sec.gov. The information reported in the filings are expressly incorporated herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement and Plan of Merger, dated October 22, 2024, by an among Ocuphire Pharma, Inc., Orange Merger Sub I, Inc., Orange Merger Sub II, LLC, and Opus Genetics Inc. (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 22, 2024).

Exhibit 2 - Certificate of Designations of the Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 22, 2024).

Exhibit 3 - Form of Lock-Up Agreement (included as Exhibit B to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer's current report on Form 8-K as filed with the SEC on October 22, 2024 and incorporated herein by reference).

Exhibit 4 - Form of Registration Rights Agreement (included as Exhibit F to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer's current report on Form 8-K as filed with the SEC on October 22, 2024 and incorporated herein by reference).

Exhibit 5 - Joint Filing Agreement by and between the Reporting Persons (incorporated by reference to Exhibit 5 to the Schedule 13D/A as filed by the Reporting Persons with the SEC on May 6, 2025).

## Signatures
- Foundation Fighting Blindness Retinal Degeneration Fund: /s/ Russell Kelley, Russell Kelley, Managing Director (12/11/2025)
- Foundation Fighting Blindness, Inc.: /s/ Jason Menzo, Jason Menzo, Chief Executive Officer (12/11/2025)